SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Pursuant to

Section 14(d)(4) of the Securities Exchange Act of 1934

BIORELIANCE CORPORATION

(Name of Subject Company)

BIORELIANCE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090951 10 4

(CUSIP Number of Class of Securities)

Capers W. McDonald

BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850
(301) 738-1000

(Name, address and telephone number of person

authorized to receive notices and communications
on behalf of the person(s) filing statement)

Copy to:

Andrew P. Varney, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20004
(202) 639-7032

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Schedule 14D-9”) relates is BioReliance Corporation, a Delaware corporation (“BioReliance”). The address of the principal executive offices of BioReliance is 14920 Broschart Road, Rockville, Maryland 20850. The telephone number of BioReliance at its principal executive offices is (301) 738-1000.

      The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of BioReliance (each share of common stock is referred to in this Schedule 14D-9 as a “Share,” and collectively, the “Shares”). As of December 31, 2003, there were 8,431,979 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

      The name, business address and business telephone number of BioReliance, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1 “Subject Company Information” above.

      This Schedule 14D-9 relates to the tender offer by Baseball Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), to purchase all of the outstanding Shares, at a purchase price of $48.00 per Share (the “Offer Price”), net to seller in cash, without interest thereon, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Invitrogen and Purchaser with the Securities and Exchange Commission on January 8, 2004. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

      The Offer is being made under the Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, Purchaser and BioReliance (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into BioReliance (the “Merger”). After the effective time of the Merger (the “Effective Time”), BioReliance will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Invitrogen. At the Effective Time of the Merger, each issued and outstanding Share (other than Shares owned by Invitrogen, any of its subsidiaries (including Purchaser), BioReliance (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid under the Offer, without interest. The Merger Agreement is summarized in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Invitrogen has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Invitrogen and Purchaser are located at 1600 Faraday Avenue, Carlsbad, California 92008 and their telephone number is (760) 603-7200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      Certain contracts, agreements, arrangements or understandings between BioReliance or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) under Section 14(f) of the Securities Exchange Act of 1934, as

amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, that is attached as Annex A to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. Except as described in this Schedule 14D-9 (including in the Exhibits and in Annex A) or incorporated in this Schedule 14D-9 by reference, to the knowledge of BioReliance, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between BioReliance or its affiliates and (1) BioReliance’s executive officers, directors or affiliates, or (2) Purchaser, Invitrogen or their respective executive officers, directors or affiliates.

      In considering the recommendations of the Board of Directors of BioReliance (the “BioReliance Board” or the “BioReliance Board of Directors”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of BioReliance have interests in the Offer and the Merger which are described below, in Annex A and in the sections of the Offer to Purchase listed below, and which may present them with certain potential conflicts of interest.

      The BioReliance Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation — (b)(ii) Reasons for the Recommendation of the BioReliance Board of Directors.”

Certain Agreements, Arrangements and Transactions with Invitrogen in Connection with the Merger.

      The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement,” and Section 14, “Certain Conditions of the Offer,” respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      The Top-Up Option. Pursuant to the Merger Agreement, Invitrogen and Purchaser have an irrevocable option (the “Top-Up Option”) to purchase from BioReliance, at a price per Share equal to the Offer Price, a number of Shares (the “Top-Up Option Shares”), not to exceed 1,682,784 Shares, that, when added to the number of any outstanding Shares owned by Invitrogen or Purchaser or any wholly-owned subsidiary of Invitrogen or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares.

      The Top-Up Option may be exercised by Invitrogen or Purchaser, in whole or in part:

•	only after Purchaser has purchased and paid for Shares constituting 88% of the then outstanding Shares; and

•	at any one time on or after the Expiration Date of the Offer and on or prior to the 10th business day after the later of the Expiration Date of the Offer or the expiration of any subsequent offering period of up to 20 business days following the expiration of the Offer that Purchaser may elect provide pursuant to Rule 14d-11 under the Exchange Act.

      The summary of the Top-Up Option contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement — The Merger Agreement — Top-Up Option,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Appointment of Directors. In the Merger Agreement, BioReliance granted to Purchaser the right to designate members of the Board of Directors of BioReliance upon the consummation of the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Schedule 14D-9 as Annex A and the summary of Invitrogen’s right to appoint members to BioReliance’s Board contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement — The Merger Agreement — BioReliance Board Representation,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, and is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Voting and Tender Agreement. Invitrogen has entered into a Voting and Tender Agreement, dated as of December 24, 2003 (the “Voting and Tender Agreement”), with Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (collectively, the “Principal Stockholders”). The summary of the Voting and Tender Agreement contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Voting and Tender Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Confidentiality Agreement. BioReliance and Invitrogen have entered into a Confidentiality Agreement, dated August 30, 2002 and amended December 9, 2003 (together, the “Confidentiality Agreement”). The summary of the Confidentiality Agreement contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Certain Agreements, Arrangements and Transactions between BioReliance and its Directors, Executive Officers and Affiliates.

      Employment Agreements. BioReliance has entered into an employment agreement with each of Capers W. McDonald, John L. Coker, Allan J. Darling, David E. Jackson, Raymond F. Cosgrove and Diana Morgan. Under these agreements, each executive officer is entitled to receive severance payments if his or her employment is terminated after a Change of Control, either without Cause or for Good Reason (as those terms are defined in the employment agreements). The amount of the severance payments is equal to 16 months of the executive’s then current base salary, paid in two parts as follows:

•	an initial lump-sum payment of eight (8) months of base salary will be paid within ten (10) working days of termination of employment; and

•	beginning six (6) months after termination of employment, equal monthly payments for eight (8) months thereafter, subject to a corresponding reduction for any base compensation payments the executive receives through new employment.

      Based on their current base salaries, the maximum amount of severance to which the executive officers would be entitled upon termination of their employment would be as follows:

Mr. McDonald, $575,187; Mr. Coker, $322,000; Mr. Jackson, $293,333; Dr. Darling, $306,667; Dr. Cosgrove, $233,333; and Dr. Morgan, $175,000.

      These employment agreements also provide that, within thirty (30) calendar days of termination of an executive officer’s employment by BioReliance without cause or by the executive officer with good reason,

BioReliance may, at its discretion, pay that executive officer a performance bonus, pro-rated to the date of termination.

      Under terms of their respective employment agreements, each executive officer may elect to continue medical benefits coverage under their current plan. BioReliance will pay the premium for a period of the lesser of 16 or 18 months (depending on the terms of the employment agreement), or until such time as the executive officer obtains other employment that provides medical benefits coverage. In addition, under the terms of Dr. Cosgrove and Dr. Morgan’s respective employment agreements, BioReliance will continue to provide other benefits provided at the time of termination, such as a fully expensed leased car, for a period of the lesser of 16 months or until such time as the executive officer obtains other employment that provides similar benefits.

      The preceding summary of employment agreements is qualified in its entirety by reference to the employment agreements, which have been filed as Exhibits (e)(6) through (e)(11) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

      Stock Options; ESPP. The summary of the treatment of BioReliance stock options under the Merger Agreement contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement — the Merger Agreement — Company Option Plans and Employee Stock Purchase Plan,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Under the Merger Agreement, with respect to each outstanding option under BioReliance’s 1997 incentive plan, as amended (the “1997 Plan”) and if so provided in the option agreement evidencing the option and permitted by the 1997 Plan, the holder of the option may surrender for cancellation within 60 days after the acceptance of the BioReliance common stock under the Offer any portion of the option to the extent not yet exercised in exchange for an immediate cash payment. The following table sets forth, with respect to each of the executive officers and non-employee directors of BioReliance:

•	The number of shares of BioReliance common stock subject to options held by such persons that will be exercisable immediately upon the consummation of the Offer (including options that are currently exercisable as well as options that will become exercisable in connection with the transactions contemplated by the Merger Agreement);

•	The range of exercise prices of the options held by such persons;

•	The weighted average exercise price per share of the options held by such persons; and

•	The cash value (the total stock value less the exercise price) of all options held by such persons, based upon an assumed per Share value of $48.00.

			Weighted
	Number of		Average	Cash Payment
	Shares Subject	Range of	Exercise	at FMV of
	to Options	Exercise Prices	Price/ Share	$48/share

Officers:
John L. Coker	67,000	$4.94-$21.24	$13.44	$2,315,250
Raymond F. Cosgrove	87,400	$5.69-$23.19	$15.06	$2,878,730
Allan J. Darling	50,800	$5.69-$23.19	$17.63	$1,542,663
David E. Jackson	12,000	$23.71	$23.71	$291,480
Capers W. McDonald	98,200	$6.38-$23.19	$17.29	$3,015,334
Diana Morgan	33,580	$5.69-$25.60	$20.63	$919,006
Non-employee Directors:
William J. Gedale(1)	30,500	$5.25-$29.57	$16.78	$924,990
Victoria Hamilton	32,000	$5.25-$29.57	$15.21	$1,044,650
Sidney R. Knafel	16,000	$5.25-$29.57	$21.17	$429,236
Gordon J. Louttit	35,000	$5.25-$29.57	$15.50	$1,137,615
Leonard Scherlis	21,000	$13.25-$29.57	$20.25	$582,775

(1)	With respect to outstanding options granted to Mr. Gedale (500 shares) under the BioReliance 1995 non-qualified stock option plan, the terms of the options do not entitle the holder to a cash-out election.

      Options that are not eligible for the cash-out election or options with respect to which an effective cash-out election has not been made under the terms of the Merger Agreement will be assumed by Invitrogen. The exercise price of options granted to executive officers and non-employee directors of BioReliance are set forth in “Directors Compensation and Fees” in the Information Statement attached to this Schedule 14D-9 as Annex A. The beneficial ownership table included in the Information Statement attached to this Schedule 14D-9 as Annex A sets forth the beneficial ownership of Shares and stock options of BioReliance’s executive officers and non-employee directors.

      The Merger Agreement provides that BioReliance will designate the earlier of February 29, 2004 or the date of the acceptance of the shares of BioReliance common stock pursuant to the Offer as the last day of the current purchase period under its 2001 Employee Stock Purchase Plan (the “ESPP”). Pursuant to the Merger Agreement, all rights to purchase Shares under the ESPP will be extinguished as of that date and BioReliance will suspend any new purchase period from commencing under the ESPP. Mr. Coker and Dr. Darling are currently participating in the ESPP and could purchase up to approximately 45 and 42 Shares, respectively, at a purchase price of $37.92 per Share if the current purchase period continues through February 29, 2004.

      Indemnification; Directors’ and Officers’ Insurance. Under the Merger Agreement, Invitrogen has agreed (i) to indemnify and hold harmless, the present and former officers and directors of BioReliance in respect of acts or omissions occurring prior to the Effective Time and (ii) to maintain for a period of six years BioReliance’s directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time or secure other insurance coverage; provided, that if the aggregate premium for maintaining such coverage exceeds $4,000,000, Invitrogen shall furnish such coverage as can be obtained by paying an aggregate premium of $4,000,000. The summary of the terms of the indemnification and directors’ and officers’ insurance provision of the Merger Agreement contained in Section 12, “Purpose of the Offer and Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement — the Merger Agreement — Indemnification; Directors’ and Officers’ Insurance,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Certain Employee Agreements and Benefit Plans. The Merger Agreement provides that for the one year period after the Effective Time, employees of BioReliance and its subsidiaries who continue their employment after the Effective Time will be eligible to participate in pension, welfare and equity compensation plans and programs sponsored and maintained by Invitrogen and its affiliates on the same criteria as are applied to similarly situated employees of Invitrogen and its affiliates. Invitrogen and its affiliates will recognize the service of each participant in BioReliance and its subsidiaries’ employee benefit plans, other than the ESPP and the 1997 Plan, through the Effective Time for purposes of eligibility to participate and vesting under the benefit plans of Invitrogen and its affiliates.

      In addition, pursuant to the terms of the Merger Agreement, Invitrogen, Purchaser and the Surviving Corporation must honor certain of BioReliance’s contracts, agreements, collective bargaining agreements and commitments, identified to Invitrogen and Purchaser, which apply to any current or former employee or current or former director of BioReliance or its subsidiaries.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the BioReliance Board.

      The BioReliance Board, at a meeting held on December 23, 2003, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, BioReliance and its stockholders, and recommended that the stockholders of BioReliance adopt the Merger Agreement, to the extent such adoption is required by applicable law. The BioReliance Board unanimously recommends that the stockholders of BioReliance accept the Offer and tender their Shares to Purchaser under the Offer.

(b)(i) Background of the Offer; Contacts with Invitrogen.

      The BioReliance Board of Directors and its executive management have regularly considered strategies for enhancing stockholder value, expanding BioReliance’s geographic reach, broadening its portfolio of services and products, and growing its business. These strategic considerations have included transactions such as joint ventures, strategic investments and alliances, and acquisition opportunities, as well as execution of BioReliance’s business plan as a standalone organization.

      In that regard, in April 2002, three members of the BioReliance Board of Directors invited Bear, Stearns & Co. Inc. (“Bear Stearns”) to make a presentation regarding its valuation analysis of BioReliance and provide a review of the parties that Bear Stearns thought might be interested in a strategic transaction with BioReliance. On May 16, 2002, BioReliance engaged Bear Stearns to act as its exclusive financial advisor to explore a possible sale, merger or business combination. In June 2002, the BioReliance Board of Directors received an updated presentation from Bear Stearns regarding its valuation analysis and the identified group of potentially interested parties. At this meeting, the Board also received from BioReliance’s legal advisor, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), a presentation regarding the directors’ fiduciary duties in connection with a possible sale, merger or business combination involving BioReliance. Following these presentations, the BioReliance Board of Directors authorized management and Bear Stearns to identify potential acquirors and undertake a limited auction.

      Commencing in July 2002, Bear Stearns contacted 13 potential strategic and financial parties (excluding Invitrogen) selected on the basis of a variety of factors, including perceived interest in BioReliance, familiarity with the business in which BioReliance operates and financial ability to consummate a transaction with BioReliance. Subsequently, Bear Stearns received from UBS Securities LLC (“UBS”), Invitrogen’s financial advisor, an unsolicited indication of Invitrogen’s interest regarding a possible business combination with BioReliance. Bear Stearns engaged in preliminary discussions with these potential parties on behalf of BioReliance, and those parties expressing an interest in pursuing a possible transaction were required to execute a confidentiality agreement. Nine parties executed confidentiality agreements and received a confidential information memorandum regarding BioReliance from Bear Stearns. Invitrogen executed a confidentiality agreement on August 30, 2002.

      Between September 12, 2002 and September 13, 2002, Invitrogen and four other potential acquirors submitted proposals to BioReliance, and on September 23, 2002, a sixth potential acquiror submitted a proposal to BioReliance. Invitrogen’s initial proposal to acquire BioReliance, dated September 12, 2002, contemplated a potential purchase price in the range of $28.00 to $31.00 per share in cash. Bear Stearns advised Invitrogen that the purchase prices reflected in the proposals received from the other four parties ranged in amounts up to $35.00 per share and involved consideration in the form of stock of the acquiror or a mix of cash and stock. On September 24, 2002, Invitrogen indicated that it was prepared to consider a purchase price per share of $32.00 to $35.00 in cash.

      On September 19, 2002, the BioReliance Board of Directors met by telephone conference with BioReliance’s financial and legal advisors to discuss the five proposals that had been received by that date. Bear Stearns reviewed with the BioReliance Board of Directors the proposals, the transaction structures and the valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. Following this discussion, the BioReliance Board of Directors authorized management and its advisors to continue negotiations with Invitrogen and one other party (“Company A”) and to reject the proposals received from the other three parties based on price and lack of flexibility.

      Following the meeting, Bear Stearns conducted further discussions with each of Invitrogen and Company A. Invitrogen and Company A continued their business, legal and financial diligence through September and October, attending management presentations with BioReliance’s senior management and reviewing documents provided by BioReliance in a data room in mid to late October 2002.

      On November 22, 2002, UBS informed Bear Stearns that Invitrogen’s board of directors did not support moving forward with a transaction at that time and that Invitrogen was withdrawing its nonbinding bid. By this time, Company A had also withdrawn from the process based upon a significant decline in Company A’s share price and BioReliance’s unwillingness to consider any potential reduction in the value its stockholders would receive in the proposed transaction.

      From late November 2002 until early June 2003, BioReliance did not have any further substantive discussions with any parties involving a possible sale, merger or business combination transaction.

      On June 5, 2003, Sidney R. Knafel, Chairman of BioReliance, met with the chief executive officer of one of the other companies (“Company B”) that had submitted a proposal to acquire BioReliance in September 2002. At this meeting, the chief executive officer of Company B indicated that Company B would be prepared to discuss an acquisition of BioReliance at a purchase price of approximately $29.00 per share. BioReliance did not pursue further discussions with this party based on price.

      In the spring and summer of 2003, BioReliance participated in a bid process to acquire Q-One Biotech Group Ltd., and on August 12, 2003, BioReliance announced that it had entered into definitive agreements to acquire Q-One Biotech Group Ltd.

      On September 8, 2003, Invitrogen delivered to Bear Stearns a written indication of interest for an all cash transaction at a value of $35.00 per share, and Bear Stearns delivered the proposal to Mr. Knafel.

      On September 9, 2003, the BioReliance Board of Directors authorized BioReliance to seek parties with whom to partner, joint venture, lease or sell its U.S. manufacturing business. BioReliance management prepared a written presentation related to the biologics manufacturing opportunities associated with its U.S. manufacturing business and over the course of the next several weeks identified and contacted approximately 15 companies concerning these opportunities, including Invitrogen.

      On September 19, 2003, the BioReliance Board of Directors met by telephone conference to discuss the Invitrogen proposal and determined that it was not in the best interests of the BioReliance stockholders. Following the meeting, BioReliance advised Bear Stearns that BioReliance was not interested in pursuing a transaction with Invitrogen at that time on the terms proposed.

      On September 23, 2003, BioReliance completed its acquisition of Q-One Biotech Group Ltd.

      On October 6, 2003, Capers W. McDonald, President and Chief Executive Officer of BioReliance, contacted Gregory T. Lucier, President and Chief Executive Officer of Invitrogen, by telephone. During this call, Mr. Lucier indicated that Invitrogen was interested in meeting in person with BioReliance management to visit BioReliance’s U.S. biologics manufacturing facility and discuss opportunities related to that business. Mr. Lucier also indicated an interest on Invitrogen’s part in discussing a possible acquisition of BioReliance.

      On October 17, 2003, Invitrogen executed a special purpose confidentiality agreement with BioReliance and received copies of a written presentation concerning BioReliance’s biologics manufacturing opportunities on October 18, 2003. Representatives of Invitrogen’s management toured BioReliance’s U.S. manufacturing facilities and participated with management in discussions concerning the related opportunities on November 6, 2003. At that meeting, Invitrogen management expressed interest in pursuing the biologics manufacturing opportunities.

      On October 30, 2003, Messrs. Knafel and Lucier met to discuss Invitrogen’s continued interest in acquiring BioReliance.

      On November 14, 2003, Invitrogen submitted to Mr. Knafel a written indication of interest with respect to an acquisition of BioReliance at a price of between $47.00 and $49.00 per share, with 70% of the consideration to be paid in cash and 30% to be paid in the form of Invitrogen common stock.

      On November 19, 2003, Messrs. Knafel and Lucier discussed Invitrogen’s proposal by telephone, and Mr. Knafel indicated that he would be prepared to recommend a transaction under the proposed structure (70% cash and 30% stock) at a price of $49.00 per share.

      On November 20, 2003, the BioReliance Board of Directors met by telephone conference to discuss the Invitrogen proposal and determined to consider a potential transaction with Invitrogen, subject to contingencies relating to the timing of the transaction closing and the immediate saleability of Invitrogen’s stock to be received in the proposed transaction. After the meeting, Mr. Knafel telephoned Mr. Lucier to communicate BioReliance’s interest in pursuing the proposed transaction.

      On November 24, 2003, Invitrogen’s legal advisors circulated a draft merger agreement. Negotiations on the terms of the definitive merger agreement occurred over the course of the next several weeks. The BioReliance Board of Directors held meetings by teleconference on December 1, 2003, to review the discussions between the parties regarding the proposed transaction and the negotiation of the definitive merger agreement.

      On December 8, 2003, BioReliance reengaged Bear Stearns as its financial advisor in connection with the potential transaction with Invitrogen. On December 9, 2003, BioReliance and Invitrogen amended their confidentiality agreement to extend to confidential information provided by Invitrogen to BioReliance and its representatives.

      On December 10, 2003, Messrs. Knafel and Lucier met to discuss the proposed terms of the merger.

      On December 12, 2003, Mr. Knafel received a call from the chief executive officer of Company B, inviting Mr. Knafel to get together for another meeting. A representative of Bear Stearns returned the call on Mr. Knafel’s behalf and, after a brief discussion, the chief executive officer of Company B indicated that Company B would not be in a position to consider a transaction with BioReliance that would be competitive with the Invitrogen proposal.

      In mid December 2003, Invitrogen and its representatives continued and finalized their due diligence review, including further discussions with BioReliance’s management, and BioReliance’s legal, financial and accounting advisors also conducted a due diligence review of Invitrogen.

      On the evening of December 16, 2003, the BioReliance Board of Directors met in person at BioReliance’s headquarters to consider the question of approving the terms of the proposed merger. Bear Stearns reviewed with the BioReliance Board of Directors its financial analysis of the consideration payable in the transaction and advised the BioReliance Board of Directors that, subject to a review of the final terms of the agreement, Bear Stearns expected to be able to deliver an opinion to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the merger consideration to be received in the transaction was fair, from a financial point of view, to the stockholders of BioReliance other than the Principal Stockholders. Fried Frank reviewed with the BioReliance Board of Directors the terms of the proposed merger agreement negotiated with Invitrogen and Invitrogen’s legal counsel and reviewed again with the BioReliance Board of Directors its fiduciary duties in the context of the proposed transaction. Fried Frank reviewed with the BioReliance Board of Directors BioReliance’s right to accept a superior offer, if one is received, and to terminate the merger agreement subject to its payment of any applicable break-up fee.

      During the evening of December 19, 2003, as an alternative to the $49.00 per share, 70% cash and 30% stock transaction then under discussion, Invitrogen proposed an all cash transaction at a price of $47.00 per share. Such transaction would be implemented through a cash tender offer. After discussion among the members of the BioReliance Board of Directors, senior management of BioReliance and its legal and financial advisors, BioReliance indicated to Invitrogen that it was supportive of an all cash transaction provided that the price was increased to $48.00 per share.

      Later during the evening of December 19, 2003, Messrs. Knafel and Lucier discussed and agreed to recommend to their respective boards of directors an all cash price of $48.00 per share.

      On December 21, 2003, Invitrogen’s legal advisors circulated a revised draft of the merger agreement reflecting the $48.00 per share all cash tender offer structure.

      During the morning of December 22, 2003, representatives of BioReliance’s and Invitrogen’s management teams, and BioReliance’s and Invitrogen’s legal and financial advisors, participated in a telephone conference to negotiate the terms of the revised draft of the merger agreement circulated by Invitrogen’s legal advisors on December 21, 2003.

      The BioReliance Board of Directors held meetings by teleconference on each of December 22 and 23, 2003, to review the discussions between the parties regarding the proposed transaction and the negotiation of the definitive merger agreement. At the meeting on December 22, 2003, Bear Stearns reviewed with the BioReliance Board of Directors its financial analysis of the consideration payable in the transaction and advised the BioReliance Board of Directors that, subject to a review of the final terms of the agreement, Bear Stearns expected to be able to deliver an opinion to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the stockholders of BioReliance other than the Principal Stockholders. Fried Frank reviewed with the BioReliance Board of Directors the terms of the proposed merger agreement negotiated with Invitrogen and Invitrogen’s legal counsel and reviewed again with the BioReliance Board of Directors its fiduciary duties in the context of the proposed transaction.

      During the evening of December 22, 2003, Messrs. Knafel and Lucier discussed and resolved the outstanding business issues in connection with the draft merger agreement.

      On December 23, 2003, Bear Stearns delivered its opinion to the BioReliance Board of Directors that, as of the date of such opinion, based upon and subject to the considerations and assumptions set forth therein, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of BioReliance other than the Principal Stockholders.

      After discussion, the BioReliance Board of Directors unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger (collectively, the “Transactions”), are fair to, and in the best interests of, the stockholders of BioReliance, (b) approved and declared advisable the Merger Agreement and the Transactions, (c) approved the execution, delivery and performance of the Merger Agreement and the completion of the Transactions contemplated thereby, and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. The BioReliance Board of Directors also approved the Voting and Tender Agreement.

      BioReliance, Invitrogen and Purchaser executed the Merger Agreement early in the morning of December 24, 2003. The Voting and Tender Agreement was executed by Invitrogen and the Principal

Stockholders on December 24, 2003. BioReliance and Invitrogen issued a joint press release announcing the transaction prior to the opening of the U.S. financial markets on December 24, 2003.

      On January 8, 2004, Invitrogen and Purchaser commenced the Offer.

(b)(ii) Reasons for the Recommendation of the BioReliance Board of Directors.

      In reaching its recommendation described above in paragraph (a) of this Item 4, the BioReliance Board of Directors considered a number of factors, including the following:

•	The financial terms of the transaction, including:

•	the fact that the consideration to be paid in the Offer and the Merger is all cash; and

•	the relationship of the Offer Price to the recent and historical market prices and trading activity of the Shares. As part of this, the Board considered that the Offer Price was equal to the closing price on December 23, 2003, the day before the Merger Agreement was publicly announced. The Board also considered that the Offer Price represents (i) a premium of 11.1% to the average closing price of the Shares reported by the Nasdaq National Market for the one-month period ending on December 19, 2003, (ii) a premium of 34.1% to the average closing price of the Shares reported by the Nasdaq National Market for the three-month period ending on December 19, 2003, (iii) a premium of 61.5% to the average closing price of the Shares reported by the Nasdaq National Market for the six-month period ending on December 19, 2003, and (iv) a premium of 90.4% to the average closing price of the Shares reported by the Nasdaq National Market for the 12-month period ending on December 19, 2003;

•	The fact that Invitrogen’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions, including, among others, the condition that sufficient Shares be tendered that would give Invitrogen and its affiliates a majority of the outstanding Shares of BioReliance on a fully diluted basis. The BioReliance Board of Directors also considered the fact that Invitrogen’s obligation to consummate the Offer and the Merger is not subject to any financing contingencies;

•	The BioReliance Board’s familiarity with, and management’s view of, the financial condition, operations and businesses of BioReliance, including the risks and prospects of BioReliance going forward as an independent company;

•	The financial analysis of Bear Stearns, including its opinion as to the fairness of the consideration to be received in the Offer and the Merger, from a financial point of view, to BioReliance’s stockholders (other than the Principal Stockholders). A copy of the written opinion delivered by Bear Stearns to the BioReliance Board of Directors setting forth the procedures followed, the matters considered, the assumptions made and the qualifications and limitations on the scope of the review undertaken by Bear Stearns in arriving at its opinion is attached as Annex B to this Schedule 14D-9 and incorporated in this Schedule 14D-9 by reference. Stockholders are urged to read this opinion in its entirety. The BioReliance Board was aware of and considered the amount and contingent nature of the compensation payable to Bear Stearns in connection with the Offer and the Merger, as described in Item 5 below;

•	The fact that over a period of several months in 2002 Bear Stearns solicited and received indications of interest from a number of potential purchasers interested in acquiring BioReliance in a process designed to maximize stockholder value and that neither Bear Stearns nor BioReliance received any indication of interest in acquiring BioReliance at value ranges meeting or exceeding the value offered by Invitrogen;

•	The BioReliance Board’s view that conducting an additional public auction process before selling the company would be detrimental to BioReliance and its stockholders by (a) potentially losing the opportunity to effect the proposed transaction with Invitrogen on the terms contemplated by the Merger Agreement and (b) significantly disrupting BioReliance’s existing operations and exposing it to potential employee retention, customer loss and other risks that are inherent in a public auction;

•	The fact that, in view of the prior efforts of BioReliance and Bear Stearns to find potential acquirers, it was unlikely that any other party would propose to enter into a transaction more favorable to BioReliance and its stockholders;

•	The fact that the Merger Agreement provides for a prompt cash tender offer for all the Shares to be followed by a merger for the same consideration, thereby enabling BioReliance’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares;

•	The fact that the Merger Agreement permits BioReliance, under certain conditions, to provide information to, and negotiate with, any third party that may make an unsolicited acquisition proposal if the BioReliance Board reasonably believes in good faith that the negotiations could result in a Company Superior Proposal (as defined in the Merger Agreement) without market risk;

•	The fact that the Merger Agreement can be terminated by BioReliance if the Board of Directors receives a Company Superior Proposal; and

•	The fact that Sidney R. Knafel and the other Principal Stockholders, which collectively owning approximately 38.5% of BioReliance’s outstanding common stock, have agreed to tender their Shares in the Offer, thereby significantly increasing the likelihood of satisfying the minimum condition to the Offer.

      The BioReliance Board of Directors also identified and considered several potentially countervailing factors in its deliberations concerning the Offer and the Merger, including the following:

•	The risk that key employees of BioReliance could depart or be distracted by the process of the Offer and the Merger and the subsequent integration of BioReliance and Invitrogen businesses;

•	The risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Merger;

•	The risk that the Merger might not be completed and the potential adverse effects of the failure to consummate the Offer and the Merger on BioReliance’s operating results;

•	The significant transaction costs that will be incurred by BioReliance in connection with the proposed transactions;

•	The risk that, as a result of the announcement of the proposed transactions, BioReliance’s existing relationships with suppliers and customers could be impaired and BioReliance may have difficulty attracting new customers;

•	The decreased likelihood of a competing third-party acquisition proposal in light of:

•	BioReliance’s agreement not to solicit acquisition proposals; and

•	the $15 million termination fee;

•	The fact that certain officers and directors of BioReliance have interests in the Offer and the Merger that may conflict with the interests of BioReliance and its stockholders;

•	The fact that BioReliance’s stockholders would not benefit from any future appreciation in the value of the Shares;

•	The fact that the Offer and Merger would constitute taxable transactions’ and

•	The fact that an all-cash transaction could potentially be completed in a minimal amount of time, thus reducing the distraction to BioReliance employees.

      The foregoing discussion of factors considered and given weight by the BioReliance Board of Directors is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, the BioReliance Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the BioReliance Board of Directors may have given different weights to the various factors considered. After weighing all of these considerations, the BioReliance Board of Directors unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

(c) Intent to Tender.

      After reasonable inquiry and to the best of BioReliance’s knowledge, each executive officer, director, affiliate and subsidiary of BioReliance who owns Shares currently intends, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to Purchaser in the Offer.

(d) Opinion of Bear, Stearns & Co. Inc.

      At the December 22, 2003 meeting of the BioReliance Board of Directors, Bear Stearns reviewed with the Board its financial analysis of the consideration payable in the transaction. On December 23, 2003, Bear Stearns delivered its written opinion to the BioReliance Board of Directors that, as of the date of such opinion, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of BioReliance other than the Principal Stockholders.

      The full text of the fairness opinion dated December 23, 2003 which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Bear Stearns in rendering its fairness opinion, is attached as Annex B to this Schedule 14D-9. Stockholders are urged to, and should, read the fairness opinion carefully and in its entirety. The fairness opinion was delivered to the BioReliance Board of Directors for its use in connection with its consideration of the Merger Agreement and addresses only, as of the date of the fairness opinion, the fairness of the consideration to be received in the Offer and the Merger, from a financial point of view, to the stockholders of BioReliance (other than the Principal Stockholders). The fairness opinion is not intended to be, and does not constitute, a recommendation to the BioReliance Board of Directors or to any stockholder of BioReliance as to whether to tender their shares in the Offer or how to vote in connection with the Merger, to the extent required.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      Bear Stearns is acting as BioReliance’s exclusive financial advisor in connection with the Offer and the Merger. Under the terms of Bear Stearns’ engagement letter dated May 16, 2002, as amended, upon consummation of the Offer, BioReliance has agreed to pay Bear Stearns a transaction fee that is anticipated to be approximately $7,277,000. The transaction fee shall be reduced by the amount of $200,000 in advisory fees previously paid to Bear Stearns and by $625,000, the amount of an opinion fee that became payable to Bear Stearns upon delivery of its written fairness opinion.

      In addition, BioReliance has agreed to reimburse Bear Stearns for certain of its reasonable out-of-pocket expenses (including the fees and expenses of counsel, and of other consultants and advisors retained by Bear Stearns) incurred during its engagement and to indemnify Bear Stearns against certain liabilities, including liabilities under federal securities laws, arising out of Bear Stearns’ engagement.

      Bear Stearns, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Bear Stearns and its affiliates may actively trade or hold the securities of BioReliance and Invitrogen for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Bear Stearns and its affiliates have provided financial advisory and financing services for Invitrogen unrelated to the Offer and the Merger and have received customary fees for the rendering of those services. Furthermore, Bear Stearns and its affiliates may maintain relationships with BioReliance, Invitrogen and their respective affiliates.

      Except as set forth above, neither BioReliance nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of BioReliance, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

      Except as set forth in the table below, no transactions in shares of BioReliance common stock have been effected during the past 60 days by BioReliance or, to the best of BioReliance’s knowledge, by any officer, director, affiliate or subsidiary of BioReliance.

			Number	Price
	Date of		of	per
Name	Transaction	Nature of Transaction	Shares	Share

Capers W. McDonald	11/18/03	Charitable contribution	500	NA
Gordon J. Louttit	11/24/03	Exercise of stock options	333	$7.50
Gordon J. Louttit	11/24/03	Exercise of stock options	500	$9.00
John L. Coker	12/9/03	Purchase of shares under Employee Stock Purchase Plan	152	$22.35
Allan J. Darling	12/9/03	Purchase of shares under Employee Stock Purchase Plan	78	$22.35
William J. Gedale	12/15/03	Exercise of stock options	333	$7.50
Victoria Hamilton	12/15/03	Exercise of stock options	333	$7.50
Victoria Hamilton	12/15/03	Exercise of stock options	333	$9.00
Victoria Hamilton	12/16/03	Charitable contribution	500	NA
Sidney R. Knafel	12/23/03	Contribution to Knafel Family Foundation	106,665	NA
Andrew G. Knafel	12/23/03	Contribution to Knafel Family Foundation Contribution from Sidney	83,244	NA
Knafel Family Foundation	12/23/03	R. Knafel and Andrew G. Knafel	191,909	NA
Victoria Hamilton	12/31/03	Charitable contribution	505	NA

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Schedule 14D-9, BioReliance is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of BioReliance’s securities by BioReliance, any subsidiary of BioReliance or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving BioReliance or any subsidiary of BioReliance; (3) a purchase, sale or transfer of a material amount of assets of BioReliance or any subsidiary of BioReliance; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of BioReliance.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the BioReliance Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Information Statement

      An Information Statement provided under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and attached to this Schedule 14D-9 as Annex A is being furnished to the stockholders of BioReliance in connection with the possible designation by Invitrogen, under the terms of the Merger Agreement, of certain persons to be appointed to the BioReliance Board of Directors other than at a meeting of BioReliance’s stockholders. Such information is incorporated in this Schedule 14D-9 by reference.

Delaware General Corporation Law

      Business Combination Statute. BioReliance is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The BioReliance Board has approved the Merger Agreement and Purchaser’s acquisition of Shares pursuant to the Offer, the Merger and the Voting and Tender Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

      Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, under the Offer (including any subsequent offering period), the exercise of its rights under the Top-Up Option or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of BioReliance’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares under the Offer, the exercise of its rights under the Top-Up Option or otherwise, and a vote of BioReliance’s stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

      Appraisal Rights. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (a copy of which is attached as Schedule II to the Offer to Purchase and incorporated herein by reference), including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting BioReliance stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Regulatory Approvals

      United States Antitrust Compliance. Invitrogen and BioReliance are each required to file a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“the HSR Act”), prior to completing the Offer. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing of a Notification and Report Form with respect to the Offer, unless Invitrogen and BioReliance receive requests for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. Invitrogen and BioReliance each filed their Notification and Report Forms with respect to the Offer on January 7, 2004. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Invitrogen and BioReliance concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day (or the next business day, if the tenth calendar day is a Saturday, Sunday or legal holiday) after the date of substantial compliance by Invitrogen and BioReliance with such requests. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or by agreement of the parties. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

      Applicable Foreign Antitrust Laws. Completion of the Offer and the Merger also may require certain approvals by foreign regulatory authorities. Invitrogen and BioReliance conduct business in a number of foreign countries. Under the laws of certain foreign nations and multinational authorities, the Offer and the Merger may not be completed unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities and these antitrust authorities approve or clear closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or post-merger notification systems. Should any such approval or action be required, the parties currently contemplate that this approval or action would be sought.

      Although the parties believe that they will obtain all material required regulatory approvals in a timely manner, it is not certain that all these approvals will be received in a timely manner or at all or that foreign or multinational antitrust authorities will not impose unfavorable conditions for granting the required approvals. Obtaining any foreign antitrust clearance required to be obtained prior to the expiration of the Offer is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Item 9.	Material to be Filed as Exhibits.

      The following Exhibits are filed herewith:

Exhibit No.	Description	Incorporated by Reference to

(a)(1)	Offer to Purchase, dated January 8, 2004	Exhibit (a)(1)(A) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(2)	Form of Letter of Transmittal	Exhibit (a)(1)(B) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(3)	Form of Notice of Guaranteed Delivery	Exhibit (a)(1)(C) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Exhibit (a)(1)(D) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(5)	Form of Letter to Clients	Exhibit (a)(1)(E) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9	Exhibit (a)(1)(F) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(a)(7)	Joint press release issued by BioReliance and Invitrogen on December 24, 2003	Schedule 14D-9C filed by BioReliance on December 24, 2003
(a)(8)	Presentation materials from webcast hosted by Invitrogen and BioReliance on December 24, 2003	Exhibit (A)(5)(2) to Schedule TO-C filed by Invitrogen and Purchaser on December 24, 2003
(a)(9)	Letter to stockholders from Capers W. McDonald, dated January 8, 2004	Included as the cover page to this Solicitation/ Recommendation Statement on Schedule 14D-9 mailed to the stockholders of BioReliance
(a)(10)	Opinion of Bear, Stearns & Co. Inc., dated December 23, 2003	Included as Annex B to this Schedule 14D-9
(e)(1)	Agreement and Plan of Merger, dated as of December 24, 2003, among Invitrogen, Baseball Acquisition Corporation and BioReliance	Exhibit 2.1 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004
(e)(2)	Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc.	Exhibit 99.2 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004
(e)(3)	Confidentiality Agreement, dated as of August 30, 2002, between Bear Stearns & Co. Inc., for itself and on behalf of BioReliance, and Invitrogen	Exhibit (d)(3) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004
(e)(4)	Amendment to Confidentiality Agreement, dated December 9, 2003, by and between BioReliance and Invitrogen	Exhibit (d)(4) to the Schedule TO filed by Invitrogen and Purchaser on January 8, 2004

Exhibit No.	Description	Incorporated by Reference to

(e)(5)	1997 Incentive Plan, as amended	Incorporated by reference to Exhibit 10.32 filed with BioReliance’s Quarterly Report on Form 10-Q for the quarter ending June 30, 1998
(e)(6)	Employment Agreement, dated August 12, 2002, between BioReliance Corporation and John L. Coker	Incorporated by reference to Exhibit 10.2 filed with BioReliance’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2002
(e)(7)	Employment Agreement, dated August 12, 2002, between BioReliance Corporation and Allan J. Darling	Incorporated by reference to Exhibit 10.4 filed with BioReliance’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2002
(e)(8)	Employment Agreement, dated August 22, 2002, between BioReliance Corporation and Capers W. McDonald	Incorporated by reference to Exhibit 10.6 filed with BioReliance’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2002
(e)(9)	Employment Agreement, dated January 8, 2003, between BioReliance Corporation and David E. Jackson	Incorporated by reference to Exhibit 10.1 filed with BioReliance’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2003
(e)(10)	Employment Agreement, dated November 21, 2003, between BioReliance Limited and Raymond F. Cosgrove
(e)(11)	Employment Agreement, dated November 21, 2003, between BioReliance Limited and Diana Morgan

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIORELIANCE CORPORATION

By:	/s/ CAPERS W. MCDONALD

Name: Capers W. McDonald
Title: President and Chief Executive Officer

Date: January 8, 2004

ANNEX A

BIORELIANCE CORPORATION

14920 Broschart Road

Rockville, Maryland 20850
(301) 738-1000

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

No vote or other action of BioReliance Corporation is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to BioReliance Corporation.

      This Information Statement is being mailed to you on or about January 8, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of BioReliance Corporation, a Delaware corporation (“BioReliance”), to the holders of record of shares of BioReliance’s common stock, par value $0.01 per share (the “Common Stock”) (each share of Common Stock is referred to in this Information Statement as a “Share,” and collectively, the “Shares”). The Offer to Purchase is being made for the Shares. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

      On December 24, 2003, BioReliance entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Invitrogen Corporation (“Invitrogen”), a Delaware corporation, and Baseball Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Invitrogen, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares for a purchase price of $48.00 per share, net to the seller in cash (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Invitrogen and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 8, 2004. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of seats on the Board of Directors of BioReliance (the “BioReliance Board of Directors” or the “BioReliance Board”). The information set forth in this Information Statement supplements certain information set forth in the Schedule 14D-9. Information set forth in this Information Statement related to Invitrogen, Purchaser or the Invitrogen Designees (as defined below) has been provided by Invitrogen. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

      The Offer is being made pursuant to the Merger Agreement which provides that, among other things, subject to the satisfaction or waiver of certain conditions set forth in this Information Statement, Purchaser will be merged with and into BioReliance (the “Merger”). Following the consummation of the Merger, BioReliance will continue as the surviving corporation and will be a wholly owned subsidiary of Invitrogen. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Invitrogen, BioReliance, Purchaser or any other subsidiary of Invitrogen and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the Delaware General Corporation Law relating to dissenters’ rights of appraisal), will be converted into the right to receive the Per Share Amount or any higher consideration paid in the Offer. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A, which was filed by BioReliance with the SEC on January 8, 2004 and which is being mailed to stockholders of BioReliance along with this Information Statement.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 8, 2004. The Offer is currently scheduled to expire at 11:59 p.m., New York City time, on Thursday, February 5, 2004, unless Purchaser extends it in accordance with the terms of the Merger Agreement.

RIGHT TO DESIGNATE DIRECTORS

      The Merger Agreement provides that, promptly upon the purchase by Purchaser of any Shares pursuant to the Offer (the date thereof being referred to as the “Control Date”), and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the BioReliance Board (the “Invitrogen Designees”) as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the BioReliance Board equal to at least that number of directors which equals the product of the total number of BioReliance directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of BioReliance) multiplied by the percentage that the aggregate number of Shares beneficially owned by Invitrogen, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by BioReliance or any of its subsidiaries) bears to the number of Shares then issued and outstanding. At each such time, BioReliance will also cause each committee of the BioReliance Board, if requested by Purchaser, the board of directors of each of BioReliance’s subsidiaries and, if requested by Purchaser, each committee of such board of directors of each of BioReliance’s subsidiaries to include Invitrogen Designees constituting the same percentage of each such committee or board as Invitrogen Designees constitute on the BioReliance Board. BioReliance shall, upon request by Purchaser, promptly increase the size of the BioReliance Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Invitrogen Designees to be elected to the BioReliance Board in accordance with the terms of the Merger Agreement and shall cause the Invitrogen Designees to be so elected; provided, however, that, in the event that Invitrogen Designees are appointed or elected to the BioReliance Board, until the Effective Time the BioReliance Board shall have at least three directors who are directors on the date of the Merger Agreement and who are neither BioReliance officers nor designees, stockholders, affiliates or associates of Invitrogen (one or more of such directors, the “Independent Directors”); provided, further, that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall be neither a BioReliance officer nor a designee, stockholder, affiliate or associate of Invitrogen, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

      Invitrogen and Purchaser have informed BioReliance that the Invitrogen Designees will be chosen from the directors and executive officers of Invitrogen and/or Purchaser listed in Schedule I attached hereto and incorporated herein by reference. Schedule I includes the name, age, address, principal occupation or employment and five-year employment history with respect to each such person. Invitrogen and Purchaser have advised BioReliance that each of the persons listed in Schedule I has consented to serve as a director of BioReliance if appointed or elected. Invitrogen and Purchaser have advised BioReliance that none of these persons currently is a director of, or holds any positions with, BioReliance or any of its subsidiaries. Invitrogen and Purchaser have advised BioReliance that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of BioReliance, nor has any such person been involved in any transaction with BioReliance or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Invitrogen, Purchaser and BioReliance that have been described in the Schedule TO or Schedule 14D-9.

      Invitrogen and Purchaser have advised BioReliance that, to the best of their knowledge, none of the persons listed on Schedule I is an adverse party to BioReliance in any material legal proceedings or has a material interest that is adverse to BioReliance in any such proceedings. Invitrogen and Purchaser have also advised BioReliance that, to the best of their knowledge, none of the persons listed in Schedule I was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed pursuant to the rules and regulations of the SEC.

      It is expected that the Invitrogen Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than February 5, 2004, and that, upon assuming office, the Invitrogen Designees will thereafter constitute at least a majority of the BioReliance Board.

VOTING SECURITIES OF BIORELIANCE

      The Common Stock is the only class of equity securities of BioReliance outstanding that is entitled to vote at a meeting of stockholders of BioReliance. Each share of Common Stock is entitled to one vote. As of the close of business on December 31, 2003, there were 8,431,979 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND MANAGEMENT

      The following table contains information, as of December 31, 2003, with respect to the beneficial ownership of common stock by (i) each person known to us to be the beneficial owner of more than 5% of our outstanding Shares, (ii) each of our directors, (iii) each executive officer named in the Summary Compensation Table below, and (iv) all of our directors and executive officers as a group.

	Common Stock

	Amount and Nature
Name and Address	of Beneficial	Percent of
of Beneficial Owner(1)	Ownership(2)	Class

Sidney R. Knafel(3)	3,066,375	36.3%
810 Seventh Avenue, 41st Floor New York, NY 10019
Brown Capital Management, Inc.	1,605,480	19.0%
1201 N. Calvert Street Baltimore, MD 21202(4)
The Douglas R. Knafel 1978 Trust	459,974	5.5%
810 Seventh Avenue, 41st Floor New York, NY 10019
The Andrew G. Knafel 1978 Trust	459,974	5.5%
810 Seventh Avenue, 41st Floor New York, NY 10019
Capers W. McDonald(5)	299,231	3.5%
William J. Gedale(6)	31,166	*
Victoria Hamilton(7)	107,605	1.3%
Gordon J. Louttit(8)	43,832	*
Leonard Scherlis, M.D.(9)	76,445	*
John L. Coker(10)	68,107	*
Allan J. Darling, Ph.D.(11)	51,087	*
Raymond F. Cosgrove, Ph.D.(12)	89,416	1.0%
David E. Jackson(13)	12,000	*
All directors and executive officers as a group (11 persons)(3)(9)	3,395,364	40.3%

*	Less than 1%.

(1)	Unless otherwise set forth in the table, the address for the listed beneficial owners and directors and executive officers is 14920 Broschart Road, Rockville, MD 20850.

(2)	Under the rules of the SEC, shares of our common stock that a person has the right to acquire within 60 days upon the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. For purposes of determining beneficial ownership, the vesting of options held by the listed beneficial owners and directors and executive officers is assumed to have accelerated as contemplated by the Merger Agreement.

(3)	Includes 59,010 shares owned by Mr. Knafel’s wife’s estate, 562,099 shares owned by trusts for the benefit of Mr. Knafel’s children, as to all of which shares Mr. Knafel disclaims beneficial ownership, 635,487 shares owned by an S-corporation wholly owned by Mr. Knafel and 16,000 Shares issuable upon exercise of vested options. Excludes 197,566 shares owned by an adult child of Sidney R. Knafel, as to which shares Mr. Knafel also disclaims beneficial ownership.

(4)	As reported on Schedule 13G Amendment 5 dated February 11, 2003.

(5)	Includes 98,200 Shares issuable upon exercise of vested options.

(6)	Includes 30,500 Shares issuable upon exercise of vested options.

(7)	Includes 32,000 Shares issuable upon exercise of vested options.

(8)	Includes 35,000 Shares issuable upon exercise of vested options.

(9)	Includes 21,000 Shares issuable upon exercise of vested options. Excludes 13,050 shares owned by Dr. Scherlis’ children and 1,482,047 shares held by trusts of which a son of Dr. Scherlis is trustee, as to which shares Dr. Scherlis disclaims beneficial ownership.

(10)	Includes 67,000 Shares issuable upon exercise of vested options.

(11)	Includes 50,800 Shares issuable upon exercise of vested options.

(12)	Includes 87,400 Shares issuable upon exercise of vested options.

(13)	Solely consists of Shares issuable upon exercise of vested options.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

      Our Board of Directors consists of three classes of directors, with two directors in each of Class I, Class II and Class III.

				Class and
				Year in
			Director	Which Term
Name	Age	Positions or Offices	Since	Expires

Sidney R. Knafel	73	Chairman of the Board	1982	Class III, 2006
Capers W. McDonald	52	President and Chief Executive Officer	1992	Class III, 2006
William J. Gedale	61	None	1991	Class I, 2004
Gordon J. Louttit	56	None	1980	Class I, 2004
Victoria Hamilton	50	None	1982	Class II, 2005
Leonard Scherlis, M.D.	81	None	1982	Class II, 2005

      Sidney R. Knafel has served as Chairman of the Board of BioReliance since 1982 and is BioReliance’s principal stockholder. Since 1982, he has also been the managing partner of SRK Management Corporation, an investment and venture capital concern. Mr. Knafel is Chairman of the Board of Insight Communications Company, Inc., and also serves as a director of General America Investors Corporation, Inc., IGENE Biotechnology, Inc. and other private companies. Mr. Knafel holds an A.B. and M.B.A. from Harvard University and is a Certified Financial Analyst. Mr. Knafel is the brother-in-law of Dr. Scherlis, a Director of BioReliance.

      Capers W. McDonald joined BioReliance as President and Chief Executive Officer in June 1992 and has been a Director of BioReliance since August 1992. From 1989 to 1992, Mr. McDonald served as President of Spectroscopy Imaging Systems Corporation, a joint-venture of Siemens Medical Systems, Inc. and Varian Associates, Inc. in California. Before 1989, he held senior management positions with Hewlett-Packard Corporation in the Analytical Products Group and with HP Genenchem. Mr. McDonald is Chair of the Technology Council of Maryland and is a co-founder and past Chair of the Maryland Bioscience Alliance, a cooperative business association of approximately 100 bioscience companies from throughout the state. He received a S.M. in Mechanical Engineering from Massachusetts Institute of Technology and a M.B.A. from Harvard Business School.

      William J. Gedale has been a Director of BioReliance since 1991. He is also the President and Chief Executive Officer of Mount Everest Advisors LLC, an investment counseling firm, where he has served since 1996. From April 1998 to October 1998, Mr. Gedale also served as the President of Sheer Asset Management Inc., an investment advisory company. From 1995 to 1996, he was a Managing Director of John W. Bristol and Co., an investment counseling firm. From 1989 to 1995, Mr. Gedale served as President and Chief Executive Officer of General American Investors Corporation, Inc., a closed-end investment fund. Mr. Gedale is a trustee of Neurosciences Research Foundation, a director of the New York Hospital Departmental Associates, and a member of the New York Society of Security Analysts. He holds a M.B.A. from New York University and a J.D. from Fordham University.

      Gordon J. Louttit has been a Director of BioReliance since 1980. Since 1995, he has also served as Senior Vice President, General Counsel and Secretary of The Aerospace Corporation, a non-profit organization that provides technical support to the Air Force on national security space programs. From 1985 to 1995, he served as Vice President, Assistant General Counsel, and Secretary of Whittaker Corporation, an electronics and aerospace manufacturer, which was the former parent company of BioReliance. As part of his current duties, Mr. Louttit is also responsible for the budgeting of his department and for chairing the budget committee for Aerospace’s civil and commercial operations. Mr. Louttit holds a J.D. from UCLA Law School and has attended courses in finance and accounting for management professionals and attorneys.

      Victoria Hamilton has been a Director of BioReliance since 1982. Since January 1999, she has been an independent advisor to a number of public and private companies and a principal of The Washington Advisory Group. Ms. Hamilton served as Executive Vice President and Chief Operating Officer of General American Investors Corporation, Inc. from August 1995 through December 1998, and as Vice President of General American Investors Corporation, Inc. from February 1992 through August 1995. In her duties as Chief Operating Officer of General American Investors Corporation, Ms. Hamilton participated in financial oversight of the organization. Mr. Hamilton also served as a director of General American Investors Corporation from March 1996 through December 1998. She is a member of the Board of Trustees of Bank Street College of Education. From 1982 to 1992, Ms. Hamilton was an Associate of SRK Management Corporation, an investment and venture capital firm. She holds an A.B. and M.B.A. from Harvard University.

      Leonard Scherlis, M.D. has been a Director of BioReliance since 1982. Dr. Scherlis, Professor Emeritus of Medicine at the University of Maryland Medical School, has served as an adjunct research professor in the School’s Department of Epidemiology and Preventive Medicine since 1987. He also is a member of the boards of the Maryland Medical Research Institute and the Clinical Trials and Surveys Corporation and chairman of their Institutional Review Board. He received a B.A. and a M.D. from The Johns Hopkins University. Dr. Scherlis is the brother-in-law of Mr. Knafel, who serves as Chairman of the Board of BioReliance and is BioReliance’s principal stockholder.

Executive Officers

      Set forth below are the names and ages of our executive officers, the positions and offices they hold with us, their terms as officers and their business experience. Our executive officers are appointed by and serve at the discretion of our Board of Directors.

Name	Age	Position

Capers W. McDonald	52	President, Chief Executive Officer and Director
John L. Coker	56	Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Raymond F. Cosgrove, Ph.D.	55	Senior Vice President, European Testing and Development
Allan J. Darling, Ph.D.	42	Senior Vice President, U.S. Biologics Testing
Diana Morgan, Ph.D.	50	Vice President, Sales and Marking
David E. Jackson	54	Vice President, Manufacturing

      The following are descriptions of the backgrounds of each of our executive officers, other than Mr. McDonald, whose position and background are previously described in this Information Statement.

      John L. Coker joined BioReliance as Vice President, Finance and Administration, Chief Financial Officer and Treasurer in June 2000 and was promoted to Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary in October 2003. From 1999 to 2000, he served as Vice President, Chief Financial Officer, Secretary and Treasurer of Osiris Therapeutics, Inc., a development-stage cell and gene therapy company. From 1994 to 1999, Mr. Coker served as the Chief Financial Officer of Oncor, Inc., a multi-product life science company. From 1983 to 1994, he served as chief financial officer for various technology companies, including Spacehab, Inc., American Mobile Satellite Corporation, and Federal Data Systems, Inc. From 1972 to 1983 Mr. Coker was a public accountant with Price Waterhouse. Mr. Coker earned a M.B.A. from the University of Michigan and a B.A. in Chemistry from Duke University.

      Raymond F. Cosgrove, Ph.D. joined BioReliance in February 1993 as Managing Director of BioReliance Ltd. He served as Vice President, European Testing and Development from 1994 to October 2003 and has served as a Director of BioReliance Holding GmbH since 1996. He was promoted to Senior Vice President, European Testing and Development in October 2003. From 1989 to 1993, Dr. Cosgrove was the Director of Business Development of Shandon Scientific, Ltd., a manufacturer and distributor of clinical laboratory equipment and diagnostic reagents. Dr. Cosgrove holds a Ph.D. in Microbiology from London University.

      Allan J. Darling, Ph.D. joined BioReliance in 1995 as Director, Process Validation. He served as Director, Virology from 1997 to 1998 and as Vice President, U.S. Biologics Testing (formerly Biosafety Testing) from April 1998 to October 2003. Dr. Darling was promoted to Senior Vice President, U.S. Biologics Testing in October 2003. From 1991 to 1995, Dr. Darling was the Director of Viral Validation and Protein Chemistry at Q-One Biotech, Ltd. From 1985 to 1991, Dr. Darling held post-doctoral research positions at the Beatson Institute for Cancer Research, Glasgow, U.K. and the Medical Research Council Institute of Virology, Glasgow, U.K. Dr. Darling earned a Ph.D. in Biological Sciences from the University of Dundee and a BSc (Hons) in Microbiology from the University of Edinburgh.

      Diana Morgan, Ph.D. joined BioReliance in 1994 as Study Director of Retrovirology. In 1988, she was named Director of Sales for European Testing, Development and Manufacturing. Dr. Morgan was promoted to the corporate position of Vice President, Sales and Marketing in October 2003. Prior to joining BioReliance, from 1992 to 1994, she was in a sales role with a scientific equipment company; from 1990 to 1992, she was an Assistant Study Director with Q-One Biotech Ltd., Glasgow, U.K.; from 1988 to 1991, Dr. Morgan was Laboratory Manager at the Leukemia Research Fund Laboratory, Glasgow, U.K.; and from 1974 to 1988, she held research positions at the Beatson Institute for Cancer Research, Glasgow, U.K. Dr. Morgan earned her Ph.D., entitled “Surface Properties of Human Glioma Cells,” from the Council for National Academic Awards based on work at the Beatson Institute.

      David E. Jackson joined BioReliance as Vice President, Manufacturing in January 2003. From 1999 to 2002, Mr. Jackson was the Vice President of Operations and Manufacturing at EntreMed Inc. From 1993 to 1999 Mr. Jackson was Vice President of Manufacturing for Lonza Biologics Inc. (formerly Celltech Biologics Inc.), responsible for both U.S. and U.K. manufacturing operations. From 1991 to 1993, Mr. Jackson was the Director of Manufacturing for Synergen Inc. Prior to joining Synergen, Mr. Jackson was responsible for several different manufacturing operations at the Aventis (formerly Armour Pharmaceutical) Human Plasma Products operations. Before his tenure at Aventis, Mr. Jackson worked as a scientist at Miles Laboratories. Mr. Jackson earned a B.A. in Chemistry from Olivet Nazarene University.

2003 Meetings and Committees of the Board of Directors

      Our Board of Directors held 23 meetings during the year ended December 31, 2003. Each director attended at least 75% of the board and committee meetings he or she was eligible to attend. The standing committees of the Board include the Audit Committee and the Compensation Committee. The Audit Committee and the Compensation Committee each consists entirely of non-employee directors. The Board has not appointed a nominating committee.

      The Audit Committee reviews the adequacy of systems and procedures for preparing the financial statements and the suitability of internal financial controls. The Audit Committee also reviews and approves the scope and performance of the independent auditors’ work. Mr. Louttit, Mr. Gedale and Ms. Hamilton serve as members of the Audit Committee, and Mr. Louttit serves as Chairman of the Audit Committee. The Audit Committee met six times during the fiscal year ended December 31, 2003.

      The Compensation Committee administers the 1997 Plan and reviews and sets compensation of our executive officers. Mr. Gedale, Mr. Knafel and Dr. Scherlis serve as members of the Compensation Committee, and Mr. Gedale serves as Chairman of the Compensation Committee. The Compensation Committee met six times during the fiscal year ended December 31, 2003.

Independence of Audit Committee Members

      Mr. Louttit, Mr. Gedale and Ms. Hamilton, all of whom are members of the Audit Committee, are independent as defined by the applicable listing standards of the Nasdaq Stock Market.

Audit Committee Charter

      The Board of Directors has adopted a written charter for the Audit Committee, which was amended on March 6, 2002. The Audit Committee reviews and assesses the adequacy of the Audit Committee charter annually.

Compensation of Directors

      Automatic Option Grants. Each non-employee director receives an annual automatic grant to purchase 5,000 shares of common stock. On January 2, 2003, each non-employee director received automatic grants at an exercise price of $23.00 per share, the fair market value of the common stock on that date. The chairperson of each board committee received additional annual automatic grants to purchase 500 shares of common stock on the same dates and at the same exercise prices.

      New Directors. Upon appointment to the Board, each new director will receive a grant of options to purchase 20,000 shares of common stock with an exercise price equal to the fair market value of the common stock on the date of grant.

      Cash Compensation. Each non-employee director receives annual cash compensation of $20,000, paid quarterly throughout the year.

Report of the Audit Committee

      With respect to our fiscal year ended December 31, 2003, the financial statements have not yet been prepared, the annual audit has not yet been completed and the Audit Committee has not yet issued its report. Therefore, we have reproduced in its entirety from our Proxy Statement filed with the SEC on April 30, 2003 the following Audit Committee report for fiscal 2002.

Audit Committee Report of the Board of Directors

      The Audit Committee reviews the Corporation’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, and the Corporation’s independent auditors are responsible for expressing an opinion on the conformity of its audited financial statements to generally accepted accounting principles. In this context, the Audit Committee has:

•	reviewed and discussed the Corporation’s 2002 audited financial statements with management;

•	discussed with PricewaterhouseCoopers LLP, the Corporation’s independent auditors, the matters required to be discussed by SAS 61, Communication with Audit Committees;

•	received from the Corporation’s independent auditors the written disclosures required by ISB Standard No. 1 and discussed with them their independence from the Corporation and its management; and

•	considered whether the independent auditors’ provision of non-audit services to the Corporation is compatible with the auditors’ independence.

      Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Corporation’s audited financial statements be included in the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Gordon J. Louttit (Chairman)
William J. Gedale
Victoria Hamilton

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires executive officers and directors and persons who own more than 10% of our Common Stock, to file reports of ownership and changes in ownership with the SEC. Those persons are required by regulations promulgated under the Exchange Act to furnish us with copies of all reports filed pursuant to Section 16(a). Based solely upon a review of such copies, we believe that all reports required pursuant to Section 16(a) with respect to our directors and executive officers for the year ended December 31, 2003, were timely filed, except that (i) Form 4s related to options granted on January 2, 2003 for Messrs. Knafel, Louttit and Scherlis and Ms. Hamilton were filed on February 12, 2003 and for Mr. Gedale on February 14, 2003, (ii) a Form 3 for Dr. Morgan, who was promoted to Vice President, Sales and Marketing on September 26, 2003, was filed on November 14, 2003, (iii) a Form 4 for Dr. Morgan related to option grants on September 26, 2003 was filed on November 19, 2003, and (iv) a Form 4 for Mr. Louttit related to the exercise of stock options on November 24, 2003 was filed on January 8, 2004.

      The Audit Committee and Compensation Committee Reports, as well as the performance graph below, are not soliciting materials, are not deemed filed with the SEC and are not incorporated by reference in any filing of BioReliance under the Securities Act of 1933 or the Exchange Act, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in any such filing.

Executive Compensation

Report of the Compensation Committee of the Board of Directors on Executive Compensation

Executive Compensation Policy

      The primary objectives of the Corporation’s executive compensation policy are:

•	to attract, motivate and retain talented executives by providing compensation that is competitive with the compensation paid to executives at comparable companies in the contract service organizations industry and related service industries;

•	to maintain compensation levels that are consistent with the Corporation’s financial objectives and operating performance;

•	to reinforce strategic financial and operating performance objectives through the use of annual incentive programs; and

•	to align the interests of executive officers and stockholders through bonuses based on the Corporation’s performance and by providing equity compensation.

      The Compensation Committee reviews this policy annually and determines whether, in its judgment, the compensation levels of the Corporation’s executive officers meet these stated objectives and serve the best interests of the Corporation and its stockholders. The Compensation Committee also reviews the Corporation’s compensation policy in relation to the Corporation’s financial performance, annual budgeted financial goals and position in the industry.

Employment Agreements

      In 2002 and 2003, the Compensation Committee approved employment agreements with the Corporation’s CEO and each of its executive officers. These agreements contain provisions governing base salary and bonuses. In determining the annual compensation package for the CEO and each executive officer, the Compensation Committee has considered the provisions of these agreements. For a discussion of the employment agreements with the CEO and the named executive officers, see “Employment Contracts and Termination and Change in Control Arrangements with Named Executive Officers”.

Compensation of Executive Officers

      The Corporation’s compensation program currently consists of base salary and incentive compensation (in the form of cash bonuses and/or stock options). In reviewing and setting executive compensation, the

Compensation Committee reviews the annual compensation packages of its executive officers in light of the Corporation’s executive compensation policy for that year. In addition to corporate performance, the Committee considers the level of experience and responsibilities of each executive officer as well as the personal contributions a particular individual may make to the success of the Corporation. Factors such as leadership skills, analytical skills and organizational development are important qualitative factors. No relative weight is assigned to these qualitative factors, which the Committee applies subjectively.

      Base Salary. The Corporation strives to offer competitive base salaries in comparison to the local market, contract service organization industry, and other related service industry practices. In determining whether an increase in base salary for executive officers was appropriate for fiscal 2003, the Compensation Committee considered the salary ranges of industry competitors, each executive officer’s experience generally and with the Corporation specifically, and each executive’s contributions to the Corporation. The Corporation increased the base salaries of all of its executive officers during 2003. The Compensation Committee also considered the increased duties and responsibilities undertaken by certain of the Corporation’s executive officers as a consequence of the successful completion of the Corporation’s acquisition of Q-One Biotech Limited.

      Incentive Compensation. The Compensation Committee believes that incentive compensation for executive officers should be linked primarily to the Corporation’s operating performance. Incentive compensation may consist of cash bonuses and/or equity compensation.

      Cash Bonuses. Executive officers may receive cash bonuses based on (1) the Corporation’s actual performance during the fiscal year compared to the financial targets approved by the Board of Directors through the annual plan and budget, as well as subsequent internal projections and (2) their individual contribution toward achieving these performance goals. Each executive officer, received a cash bonus for fiscal year 2002, as reflected in the Summary Compensation Table. The Compensation Committee has not yet determined the amount of cash bonuses to be paid to its executive officers for fiscal year 2003. However, as a consequence of the successful completion of the Q-One Biotech acquisition, certain executive officers received special bonuses in 2003.

      Equity Compensation. Executive officers are eligible to receive stock options or other equity-based awards under the Amended and Restated BioReliance 1997 Incentive Plan. It is the Compensation Committee’s policy to award stock options to each executive officer when he or she joins the Corporation. Thereafter, the Compensation Committee, at its discretion, makes periodic grants to reward the performance of executive officers and to provide incentives for future performance. Although an executive officer may receive stock options or other equity awards based on the Corporation’s financial performance, as well as on his or her individual performance, there is no established formula or criteria for grants under the Amended and Restated BioReliance 1997 Incentive Plan, and options or other awards may be granted on a subjective basis at intervals determined by the Compensation Committee. Options are generally granted for a term of ten years and, with some exceptions, vest in 20% increments over five years from the date of grant. The exercise price of all options is set at the fair market value of the stock on the date of grant. During 2003, the Compensation Committee approved grants of incentive stock options to all executive officers of the Corporation. The option grants made to named executive officers are reflected in the table captioned “Option Grants in Last Fiscal Year”.

Compensation of Chief Executive Officer

      The Committee believes that the compensation of the Chief Executive Officer is consistent with the above policies concerning executive compensation and appropriately reflects the Corporation’s financial objectives and operating performance. Of particular importance for fiscal 2003 were performance criteria relating to sequential improvement in corporate financial performance relating to revenue, operating income and net income, as well as performance in elements of financial control and developing the Corporation’s manufacturing business.

      Base Salary. The Compensation Committee increased Mr. McDonald’s base salary from $403,000 in 2002 to $431,390 in 2003. The Compensation Committee determined, on a subjective basis, that this base salary was appropriate, considering market conditions and competitive compensation levels. In addition, Mr. McDonald’s 2003 compensation package was subject to the same qualitative performance criteria as other executive officers of the Corporation.

      Cash Bonus. Mr. McDonald received a cash bonus for fiscal 2002 of $181,149 which was determined based on performance criteria related to the Corporation’s sequential improvement in financial performance as well as other appropriate factors during fiscal 2002. The Compensation Committee has not yet determined the cash bonus amount to be paid to Mr. McDonald for fiscal year 2003.

      Equity Compensation. During 2003, the Compensation Committee awarded Mr. McDonald incentive stock options to purchase 25,000 shares of the Corporation’s common stock. These incentive stock options have a term of ten years and vest in 20% increments over five years beginning on the date of grant.

Deductibility of Executive Compensation

      Under Section 162(m) of the Internal Revenue Code, a public company may not deduct more than $1 million in compensation paid to one of its senior executive officers, unless the excess amount is performance-based compensation satisfying certain rules. The Corporation’s stock option plans are designed to qualify under the performance-based compensation requirements of this provision. Due to current salary levels and anticipated bonus targets, the Committee believes that it is unlikely that application of Section 162(m) will prevent the Corporation from claiming a deduction for the amount of compensation paid to senior executive officers.

COMPENSATION COMMITTEE

William J. Gedale (Chairman)
Sidney R. Knafel
Leonard Scherlis, M.D.

Compensation Committee Interlocks and Insider Participation

      The current members of the Compensation Committee are Messrs. Gedale and Knafel Dr. Scherlis, neither of whom was an officer of BioReliance in 2003 or prior thereto. No executive officer of BioReliance serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Compensation Tables

      The following table presents information concerning compensation awarded to, earned by or paid to our named executive officers for services rendered to BioReliance in all capacities for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 for the Chief Executive Officer and the other four most highly compensated executive officers of BioReliance and one other person who would have been among our four most highly compensated executive officers but for the fact that he was not an executive officer on December 31, 2003. These persons collectively are referred to as the “Named Executive Officers” in this Information Statement.

Summary Compensation Table

				Long-Term Compensation
		Annual Compensation
				Shares	All Other
		Salary	Bonus	Underlying	Compensation
Name and Principal Position	Year	($)(1)	($)(2)	Options (#)	($)(3)

Capers W. McDonald	2003	431,680	—	25,000	15,324
President, Chief Executive Officer and Director	2002	401,923	181,149	25,000	13,750
	2001	381,253	173,750	25,000	5,250
John L. Coker	2003	241,066	78,566	15,000	7,000
Senior Vice President, Finance and	2002	229,160	80,720	15,000	6,000
Administration, Chief Financial Officer,	2001	207,693	89,341	7,000	5,250
Treasurer and Secretary
Allan J. Darling, Ph.D.	2003	229,238	9,649	15,000	6,000
Senior Vice President, U.S. Biologics Testing	2002	209,210	79,162	15,000	5,500
	2001	188,471	87,770	7,000	5,250
Raymond F. Cosgrove, Ph.D.(4)	2003	140,516	—	15,000	31,067
Senior Vice President, Europe and	2002	110,335	44,175	15,000	27,040
International	2001	97,837	35,129	14,000	24,341
David E. Jackson	2003	197,155	—	12,000	—
Vice President, Manufacturing	2002	—	—	—	—
	2001	—	—	—	—
Ronald R. Baker(5)	2003	166,014	10,650	—	54,714
Vice President, Sales and Marketing	2002	199,051	44,099	15,000	6,000
	2001	175,011	76,800	7,000	4,766

(1)	Includes amounts deferred pursuant to BioReliance’s 401(k) plan.

(2)	Does not include year-end and other bonuses to be paid for year 2003 as those amounts have not yet been determined by our Compensation Committee. The Compensation Committee expects to make these bonus determinations in January 2004. For a description of the criteria considered in granting bonuses and other executive compensation, see section above entitled “Executive Compensation — Report of Compensation Committee of the Board of Directors on Executive Compensation.”

(3)	Consists of BioReliance’s contributions under its 401(k) plan, except with respect to (i) Mr. McDonald, whose all other compensation in years 2003 and 2002 also includes $8,323 and $7,750, respectively, paid in accordance with BioReliance’s paid personal leave policy, (ii) Dr. Cosgrove, whose all other compensation also includes in year 2003, $21,642 paid for a leased automobile and $1,324 private health care in accordance with his employment agreement, in year 2002, $16,290 paid for a leased automobile and $1,133 private health care in accordance with his employment agreement and in year 2001, $14,766 paid for a leased automobile and $977 private health care in accordance with his employment agreement, and (iii) Mr. Baker, whose all other compensation in year 2003 solely consists of $11,095 paid in accordance with BioReliance’s paid personal leave policy and $43,619 paid as severance.

(4)	Dr. Cosgrove is paid in British pounds. His annual and long-term compensation has been converted to U.S. dollars at exchange rates for each of 2001, 2002 and 2003 calculated using the average of the 12 month averages for each fiscal year.

(5)	Effective September 29, 2003, Mr. Baker was no longer employed by BioReliance.

Option Grants

      The following table sets forth certain information regarding options granted by BioReliance to the named executive officers during 2003.

Option Grants in Last Fiscal Year

					Potential
	Individual Grants				Realizable Value
					at Assumed Annual
	Number of				Rates of Stock
	Shares	Percent of Total			Price Appreciation
	Underlying	Options Granted	Exercise		for Option Term
	Options	to Employees in	Price
Name	Granted (#)(1)	Fiscal Year	($/share)	Expiration Date	5% ($)	10% ($)

Capers W. McDonald	25,000	11.4%	21.24	7/31/2013	333,943	846,277
John L. Coker	15,000	6.9	21.24	7/31/2013	200,366	507,766
Allan J. Darling, Ph.D.	15,000	6.9	21.24	7/31/2013	200,366	507,766
Raymond F. Cosgrove, Ph.D.	15,000	6.9	21.24	7/31/2013	200,366	507,766
David E. Jackson	12,000	5.5	21.24	7/31/2013	178,933	453,452
Ronald R. Baker(2)	10,000	4.6	21.24	N/A	0	0

(1)	All options granted to the named executive officers during 2003 have a term of 10 years and vest in 20% increments over five years beginning on the date of grant.

(2)	Effective September 29, 2003, Mr. Baker was no longer employed by BioReliance.

Option Exercises

      The following table provides information with respect to options exercised by the named executive officers during 2003 and the number and value of unexercised options held by the named executive officers as of December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

			Number of Shares
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money Options
			Year-End (#)		At Fiscal Year-End ($)(1)
	Shares Acquired	Value
Name	On Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Capers W. McDonald	0	0	35,800	62,400	1,207,944	1,788,732
John L. Coker	0	0	23,800	43,200	944,948	1,357,572
Allan J. Darling, Ph.D.	0	0	15,200	35,600	517,171	1,015,840
Raymond F. Cosgrove, Ph.D.	1,666	34,503	43,800	43,600	1,556,016	1,306,108
David E. Jackson	0	0	0	12,000	0	289,200
Ronald R. Baker	8,200	259,670	0	0	0	0

(1)	For the purposes of this calculation, value is based upon the difference between the exercise price and $47.81 per share, the closing price of BioReliance’s common stock on December 31, 2003 as reported by the Nasdaq National Market.

Equity Compensation Plan Information

      The following table provides information as of December 31, 2003 with respect to shares of common stock that may be issued under BioReliance’s existing equity compensation plans.

Equity Compensation Plan Table

	(a)	(b)	(c)

Number of
securities
	Number of	Weighted-	remaining available
	securities to be	average exercise	for future issuance
	issued upon	price of	under equity
	exercise of	outstanding	compensation
	outstanding	options,	plans (excluding
	options, warrants	warrants and	securities reflected
Plan Category	and rights	rights	in column (a))

Equity compensation plans approved by security holders	905,389 (1)	$16.36	268,939 (2)

Equity compensation plans not approved by security holders	—	—	—

Total	905,389	$16.36	268,939

(1)	Represents (i) 904,500 shares reserved for issuance upon the exercise of outstanding options under the 1997 Plan; (ii) 500 shares reserved for issuance upon the exercise of outstanding options under BioReliance’s 1995 Non-Qualified Stock Option Plan; and (iii) 389 shares reserved for issuance upon the exercise of outstanding options under BioReliance’s 1988 Incentive Stock Option Plan.

(2)	Represents 81,083 shares available for future issuance under the 1997 Plan and 187,856 shares available for issuance under the BioReliance Employee Stock Purchase Plan.

Employment Contracts and Termination and Change in Control Arrangements with Named Executive Officers

      BioReliance entered into employment agreements with its named executive officers effective August 2002, January 2003 and November 2003. The employment agreement with Mr. Baker has been terminated and is of no further force or effect.

      The August 2002 and January 2003 agreements provide that each named executive officer (other than Mr. Baker) will serve in his respective position for an initial term of 12 months. At the end of the initial term, each agreement will renew automatically for successive terms of 12 months, unless the named executive officer or the Chairman of the Board provides written notice to the other of an intent not to renew the agreement at least 90 days before the then-current term ends.

      The November 2003 agreement provides that the named executive officer will serve in his respective position unless and until terminated by (i) BioReliance giving to the executive not less than 12 months’ notice; or (ii) the executive giving to BioReliance not less than 90 day’s notice.

      The base salaries for each of the following named executive officers for 2003 are as follows:

Mr. McDonald	$431,390
Mr. Coker	$241,500
Dr. Darling	$230,000
Dr. Cosgrove(1)	$163,500
Mr. Jackson	$220,000
Mr. Baker	$210,000

(1)	Dr. Cosgrove is paid in British pounds. His base salary has been converted to U.S. dollars at an exchange rate calculated using the average of the 12 month averages for 2003.

      The August 2003 and January 2003 agreements give the Compensation Committee authority to increase, but not decrease, the base salary of each named executive officer after 2002.

      These agreements provide that, in addition to base salary, each named executive officer is eligible to receive an annual performance bonus each year that he remains employed with BioReliance through December 31. The Compensation Committee will determine the amount of any bonus, based upon performance factors. These agreements also provide for benefits, including medical and other insurance coverage. The November 2003 agreement provides that, in addition to base salary, the named executive officer may be entitled to participate in any discretionary performance bonus plan operated by BioReliance which terms are determined each year by the BioReliance Board of Directors at its absolute discretion. All of these agreements also provide for benefits, including medical and other insurance coverage.

Change in Control

      For a description of potential severance payments if the employment of our named executive officers is terminated after a Change of Control, see Item 3, “Past Contacts, Transactions, Negotiations and Agreements — Certain Agreements, Arrangements and Transactions between BioReliance and its Directors, Executive Officers and Affiliates”, of Schedule 14D-9 to which this Information Statement is attached as Annex A, is incorporated by reference herein.

Termination

      Under the August 2002 and January 2003 agreements, if a named executive officer is terminated without cause (as defined in these agreements), and there has been no change in control, BioReliance will pay the named executive officer his current salary for the remaining term of his agreement or for six months, whichever period is greater, in equal monthly installments. BioReliance will also pay the named executive officer, within 30 calendar days, his annual performance bonus, pro-rated to reflect the date of termination. If a named executive officer is terminated with cause (as defined in these agreements), the named executive officer will be entitled to no future compensation from BioReliance. There is no similar provision in the November 2003 agreement.

      Other Employment Agreement. BioReliance entered into an employment agreement with Diana Morgan, Ph.D. effective November 2003. Dr. Morgan’s employment agreement contains similar provisions to the November 2003 agreement described above. Dr. Morgan’s employment agreement provides that her base salary in 2003 will be $122,650. Dr. Morgan is paid in British pounds. Her base salary has been converted to U.S. dollars at an exchange rate calculated using the average of the 12 month averages for 2003.

Stock Performance Chart

      The graph below compares the yearly percentage change in the cumulative total stockholder return on BioReliance’s common stock based on the market price of the common stock against the cumulative total return on the Nasdaq Stock Market (US Companies), and the Nasdaq Health Services Index for the period commencing on December 31, 1998 and ending November 30, 2003. The comparison of total return on investment for the applicable period assumes that $100 was invested on December 31, 1998 in each of BioReliance Corporation, the Nasdaq Stock Market (US Companies) and the Nasdaq Health Services Index, and that all dividends were reinvested.

Comparison of Cumulative Total Return Among

BioReliance Corporation, the Nasdaq Stock Market (US Companies),
and the Nasdaq Health Services Index

Cumulative Total Return Index

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	11/30/03

BioReliance Corporation (BREL)	100.00	71.48	165.63	356.63	289.63	578.63
Nasdaq Stock Market (US Companies)	100.00	185.43	111.83	88.76	61.37	89.85
Nasdaq Health Services Index	100.00	80.44	110.42	119.38	102.86	157.26

SCHEDULE I

      As of the date of this Information Statement, Invitrogen has advised BioReliance it has not determined who will be the Invitrogen Designees. However, Invitrogen has advised BioReliance that the Invitrogen Designees will be selected from the following list of designees of Invitrogen or its affiliates. The information contained herein concerning Invitrogen has been furnished by Invitrogen and Purchaser. BioReliance assumes no responsibility for the accuracy or completeness of such information.

      The name, age, present principal occupation or employment and five-year employment history of each of the persons is set forth below. To the knowledge of Invitrogen and Purchaser, none of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. To the knowledge of Invitrogen and Purchaser, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or was such person involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC. None of the persons listed below (1) is currently a director of, or holds any position with, BioReliance, (2) has a familial relationship with any director or executive officers of BioReliance, or (3) based on information provided to BioReliance by Invitrogen (which is to the best of Invitrogen’s knowledge), beneficially owns any securities (or any right to acquire securities) of BioReliance. BioReliance has been advised by Invitrogen and Purchaser that, to the knowledge of Invitrogen and Purchaser, none of the potential Invitrogen Designees listed below have been involved in any transactions with BioReliance or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed in the Schedule TO or Schedule 14D-9.

INVITROGEN DESIGNEES

      Invitrogen has advised BioReliance that the following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the potential Invitrogen Designees. Unless otherwise indicated, the current business address of each person is 1600 Faraday Avenue, Carlsbad, California 92008. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with Invitrogen.

		Current Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

C. Eric Winzer	47	Chief Financial Officer of Invitrogen since June 2002. Prior to that, he served as Vice President, Finance, of Invitrogen beginning in November 2000. Prior to the merger of Life Technologies into Invitrogen he served as Vice President, Finance and Chief Financial Officer, Secretary and Treasurer of Life Technologies from May 4, 1999 to September 14, 2000. Prior to that, he was the controller of Life Technologies since 1991. Mr. Winzer received his B.A. in Economics and Business Administration from Western Maryland College and an M.B.A. from Mt. St. Mary’s College.
Daryl J. Faulkner	55	Senior Vice President, Global Business Segments of Invitrogen since May 2003. Prior to that he served as Senior Vice President, International Operations of Invitrogen beginning in July 2002. Prior to that he served as General Manager and Vice President, Europe, of Invitrogen beginning in November 2000. Prior to the merger of Life Technologies into Invitrogen he served as General Manager and Vice President, Europe, of Life Technologies from August 1999 to September 2000. Prior to that Mr. Faulkner was Plant Manager, Critical Care Division for Abbot Laboratories in Salt Lake City from January 1992 to March 1998. Mr. Faulkner received a B.S. in Industrial Relations from the University of North Carolina, Chapel Hill and an M.A. in Business Management from Webster University.
John D. Thompson	55	Senior Vice President, Corporate Development of Invitrogen since October 2003. From November 2000 to October 2003, Mr. Thompson was the Vice President, Corporate Development of Invitrogen. From January 1995 to September 2000, Mr. Thompson was the Senior Vice President, Strategic and Business Development for Dexter Corporation. Mr. Thompson received his B.B.A. in Accounting from Cleveland State University.
Victor N. Nole, Jr.	46	Vice President, Biological Production of Invitrogen since August 2003. Mr. Nole served as President of Invitrogen’s Cell Culture business from November 2000 until August 2003. From July 2000 to November 2000, he was the Director, Global Materials Management for Life Technologies and Invitrogen (following the merger). From September 1992 to July 2000, Mr. Nole was the Director, Manufacturing of Life Technologies. Mr. Nole received his B.S. in Biology from the University at Buffalo and his M.B.A. from Canisius College.
Ann M. McCormick	46	Vice President, Manufacturing Operations of Invitrogen since May 1992. Prior to working at Invitrogen, Ms. McCormick worked as a Senior Scientist at Beckman Instruments, now Beckman-Coulter, from August 1987 to April 1992. Ms. McCormick received an M.S. from Indiana State University and a B.S. in Biology from Christopher Newport College.
John M. Radak	43	Vice President, Finance and Chief Accounting Officer of Invitrogen since January 2003. From August 2001 to January 2003, Mr. Radak was an independent consultant. From December 1994 to August 2001, Mr. Radak served as Vice President Finance and Corporate Controller for Sunrise Medical Inc. Mr. Radak received a B.A. in Business Administration from California State University at Fullerton and is a C.P.A.

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

December 23, 2003

The Board of Directors

BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850

Ladies and Gentlemen:

      We understand that Invitrogen Corporation (“Invitrogen”), Baseball Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Invitrogen, and BioReliance Corporation (“BioReliance”) are considering entering into an Agreement and Plan of Merger (the “Agreement”), pursuant to which (i) Invitrogen and Purchaser will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of BioReliance common stock, par value $.01 per share (the “BioReliance Common Stock”) for $48.00 per share in cash (the “Consideration”) and (ii) Purchaser would be merged with and into BioReliance in a merger (the “Merger”, and together with the Tender Offer, the “Transaction”), in which each share of BioReliance Common Stock not acquired in the Tender Offer, other than shares of BioReliance Common Stock held in treasury or held by the Invitrogen or Purchaser or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. In connection with the Transaction, Invitrogen and certain stockholders of BioReliance (the “Principal Stockholders”) would enter into a voting and tender agreement, to be dated as of the date of the Agreement, pursuant to which the Principal Stockholders would agree to, among other things, tender all shares of BioReliance Common Stock held by such stockholders in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

      You have asked us to render our opinion as to whether the Consideration to be received is fair, from a financial point of view, to the stockholders of BioReliance other than the Principal Stockholders (the “Public Stockholders”).

      In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a draft of the Agreement dated December 23, 2003;

•	reviewed BioReliance’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1999 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2003, and its Current Reports on Form 8-K filed with the Securities and Exchange Commission during the three years ended the date hereof;

•	reviewed certain operating and financial information relating to BioReliance’s business and prospects, including projections for the five years ended December 31, 2008, all as provided to us by BioReliance’s management;

•	met with certain members of BioReliance’s senior management to discuss BioReliance’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the BioReliance Common Stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to BioReliance;

•	reviewed the terms of recent mergers and acquisitions of companies which we deemed generally relevant to BioReliance and the Transaction;

•	performed discounted cash flow analyses based on the projections for BioReliance furnished to us by BioReliance’s management; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

      We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by BioReliance, including, without limitation, the projections. With respect to BioReliance’s projected financial results, we have relied on representations that such projected financial results have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of BioReliance as to the expected future performance of BioReliance. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of BioReliance that they are unaware of any facts that would make the information, projections and assumptions provided to us materially incomplete or misleading.

      In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of BioReliance, nor have we been furnished with any such appraisals. We have assumed that the Transaction would be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on BioReliance.

      We do not express any opinion as to the price or range of prices at which the shares of BioReliance Common Stock may trade subsequent to the announcement of the Transaction.

      We have acted as a financial advisor to BioReliance in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of BioReliance and/or Invitrogen for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

      It is understood that this letter is intended for the benefit and use of the Board of Directors of BioReliance in its evaluation of the Transaction and does not constitute a recommendation to the Board of Directors of BioReliance or any holders of BioReliance Common Stock as to whether to tender any shares of BioReliance Common Stock pursuant to the Tender Offer and as to how to vote in connection with the Merger. This opinion does not address BioReliance’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for BioReliance or the relative effects of any alternative transaction in which BioReliance might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of BioReliance Common Stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us by BioReliance, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

      Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received is fair, from a financial point of view, to the Public Stockholders of BioReliance.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/KEVIN P. CLARKE

Senior Managing Director

2